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TEL: (650) 470-4500
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www.skadden.com

May 28, 2008
VIA EDGAR AND BY FACSIMILE
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Yahoo! Inc. Soliciting Materials filed pursuant to Rule 14a-12 Filed May 16, 2008 by Yahoo! Inc. File No. 000-28018
Dear Mr. Duchovny:
          On behalf of Yahoo! Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 20, 2008 (the “Comment Letter”), regarding the Company’s above-referenced soliciting materials filed on May 16, 2008, pursuant to Rule 14a-12 (the “14a-12 Filings”) under the Securities Exchange Act of 1934. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.
1.	Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.

Daniel F. Duchovny
Securities and Exchange Commission
May 28, 2008

     Response: The Company acknowledges the Staff’s comment and notes that each of the 14a-12 Filings included a legend making reference to the Company’s Form 10-K/A for its fiscal year ended December 31, 2007, filed with the Commission on April 29, 2008 (the “Form 10-K/A”), which included information concerning the Company’s directors and officers that ordinarily would have been included in the Company’s definitive proxy statement relating to its 2008 annual meeting of stockholders. The Company’s preliminary proxy statement relating to its 2008 annual meeting of stockholders, filed May 22, 2008 (the “Preliminary Proxy Statement”), contained complete information concerning the participants, and the Company will include in future 14a-12 filings an appropriate legend and cross reference directing stockholders to the participant information included in the Preliminary Proxy Statement.
2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:
•	your belief that Yahoo’s board has the “knowledge, experience and commitment” to maximize value for all Yahoo stockholders (e-mails to “all-worldwide@yahoo-inc.com” and “all-svps-and-above@yahoo-inc.com” and the penultimate paragraph of the letter to Carl Icahn); and
     Response: The Company’s belief that its board of directors has the “knowledge, experience and commitment” to maximize value for all of its stockholders is supported by the background and experience of each of the directors summarized in both the Form 10-K/A and the Preliminary Proxy Statement. Seven of the Company’s nine current directors have served as directors of the Company for five or more years. We also note that each of the current directors was recommended for election or appointment to the board by its Nominating and Corporate Governance Committee (the “Committee”). Consistent with the Company’s Nominating and Corporate Governance Committee Charter, a copy of which is available on the Company’s web site at http://yhoo.client.shareholder.com/documentdisplay.cfm?DocumentID=397, in making its recommendation, the Committee reviewed each candidate’s knowledge, experience, skills, expertise and diversity and determined it was in the best interests of the Company and its stockholders to recommend that the board nominate the current directors. The Company also notes that its board has determined that each of the current directors of the Company, other than Jerry Yang, its chief executive officer, qualify as “independent directors” under applicable rules of the Commission, the Nasdaq listing standards and the Company’s corporate governance guidelines.

Daniel F. Duchovny
Securities and Exchange Commission
May 28, 2008

          Additional evidence of the board’s commitment to maximizing value for all stockholders is set forth in the description contained in the letter to Carl Icahn (the “Icahn Letter”), which was included in each of the 14a-12 Filings, of the process undertaken by the board in response to the January 31, 2008 unsolicited proposal by Microsoft Corporation (“Microsoft”). The Icahn Letter cites the more than 20 times the Company’s board has met to consider matters related to the Microsoft proposal and its exploration of other strategic alternatives.
•	your assertion that Yahoo continues to perform well against its strategic and financial plan (e-mails to “all-worldwide@yahoo-inc.com” and “all-svps-and-above@yahoo-inc.com”).
     Response: The Company’s assertion that it “continues to perform well against its strategic and financial plan” is supported by its financial results for its fiscal quarter ended March 31, 2008, reported in a press release issued by the Company on April 22, 2008 and furnished to the Commission on Form 8-K on the same date. As specifically noted in that press release, the first quarter financial results were consistent with the Company’s outlook provided for that quarter in its earnings press release dated January 29, 2008 and the Company’s strategic and financial plan. Specifically, Jerry Yang, the Company’s chief executive officer, stated in the April 22 press release that “[t]his quarter’s solid performance underscores the fact that we are executing on that plan.” Similarly, Sue Decker, the Company’s president stated: “This past quarter’s financial results, important acquisitions, and, most importantly, the string of successful product rollouts demonstrate our enhanced execution against our longer-range goals.” As discussed on its earnings conference call on April 22, 2008, the Company completed the acquisitions of Foxy Tunes and Maven Networks, a leading video advertising provider, in the first quarter. The Company has also acquired substantially all of the assets of IndexTools, a leading provider of web analytics software, and has rolled out, among other products, One Search 2.0, including voice-activated Search, Buzz and Video on Flickr. Each of these acquisitions and products has furthered the Company’s strategic objectives.
          In addition, in response to the Staff’s request on page 2 of the Comment Letter, enclosed is an acknowledgment letter from Michael J. Callahan, Executive Vice President, General Counsel and Secretary of the Company.

Daniel F. Duchovny
Securities and Exchange Commission
May 28, 2008

          If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4630, Kenton J. King at (650) 470-4530 or M. Amr Razzak at (650) 470-4533.

Very truly yours,
/s/ Marc R. Packer
Marc R. Packer

cc:	Matthew Crispino Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary Yahoo! Inc.

Kenton J. King Skadden, Arps, Slate, Meagher & Flom LLP

[YAHOO! INC. LETTERHEAD]

May 28, 2008
VIA EDGAR AND BY FACSIMILE
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Yahoo! Inc. Soliciting Materials filed pursuant to Rule 14a-12 Filed May 16, 2008 by Yahoo! Inc. File No. 000-28018
Dear Mr. Duchovny:
     In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 20, 2008, Yahoo! Inc. hereby acknowledges that:
     • it is responsible for the adequacy and accuracy of the disclosure in the filing;
     • Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael J. Callahan
Michael J. Callahan
Executive Vice President, General Counsel and Secretary